ARLS

P.E.

FORSYTH BANCSHARES, INC.

12/31/01

2001 ANNUAL REPORT

COMPANY PROFILE

Forsyth Bancshares, Inc.

Forsyth Bancshares, Inc. (the "Company") is a bank holding company incorporated in Georgia on February 14, 1996 to own and control all of the capital stock of The Citizens Bank of Forsyth County (the "Bank"). Currently, the Company engages in no business other than owning and managing the Bank.

The Citizens Bank of Forsyth County

The Bank is the only locally-owned and managed commercial bank in Forsyth County, Georgia. The Bank currently operates a commercial banking business from its main office in Cumming, Georgia and a branch office in the community of Midway. The Bank is in the process of constructing a new main office at 651 Veteran's Memorial Boulevard in Cumming, which is scheduled to open in the Fall of 2002. Land has also been purchased for a second branch office, which will be located in the Free Home Community in Cherokee County and will open during 2003.

CONTENTS

FORSYTH BANCSHARES, INC. AND SUBSIDIARY
FINANCIAL HIGHLIGHTS

December 31,	2001	2000	1999
For the Year			
Net Income	$ 317,993	$ 549,045	$ 485,232
Per Common Share			
Basic	0.40	0.69	0.61
Diluted	0.40	0.69	0.61
Cash Dividends	0	0	0
Book Value	11.81	11.04	9.63
At Year End			
Total assets	$ 90,586,101	$ 82,574,012	$ 66,208,740
Earning assets	84,585,778	77,183,834	61,974,946
Loans, net of unearned income	60,672,166	48,318,792	38,554,138
Allowance for losses on loans	756,367	603,723	481,930
Total deposits	80,785,251	73,259,717	58,040,099
Shareholders' equity	9,450,935	8,828,603	7,707,087
Common shares outstanding	800,000	800,000	800,000
Key Ratios			
Return on average assets	0.37%	0.74%	0.77%
Return on average common equity	3.54%	6.71%	6.19%
Net interest income as percentage of average earning assets	3.84%	4.18%	4.08%
Allowance for loan losses as a percentage of total loans	1.25%	1.25%	1.25%
Non performing loans and assets	56,614	15,077	23,457
Average shareholders' equity to average total assets	10.39%	11.01%	12.52%
Leverage ratio	10.33%	11.71%	12.87%
Tier 1 capital to risk weighted assets	13.06%	17.53%	19.48%
Total capital to risk weighted assets	14.13%	18.63%	20.60%

Dear Fellow Shareholders:

I am pleased to report that Forsyth Bancshares, Inc. ended 2001 with total assets of $90.6 million on a consolidated basis. This success reflects the dedication of our employees to their customers and your company's commitment to serving the community where we live and work.

For the fourth consecutive year, we substantially increased our total loans and deposits, which are core components of a strong financial institution. Total loans increased 26 percent to $60.7 million and deposits 10 percent to $80.8 million.

Our net income decreased to $318 thousand in 2001 as compared to $549 thousand in 2000. This was primarily due to a decline in our net interest margin resulting from the prime lending rate decreasing eleven times to 4.75 percent at year-end. Despite the downturn in the economy in 2001, we are pleased that earnings for the last two quarters increased over 100 percent compared to the first two quarters and we believe our company has positioned itself to enjoy strong earnings in 2002.

The construction of the permanent branch facility in the Midway community of Forsyth County was completed and opened in June 2001. I am also extremely proud to report that we are in the process of constructing a new Main Office on Veteran's Memorial Boulevard in Cumming and are on schedule to open this Fall. The new 11,208 square foot bank will replace the existing leased facilities we currently occupy and will accommodate future growth for many years to come. Real estate has also been acquired for future branch expansion in neighboring Cherokee County.

We look forward to a promising future for the company as we strive to grow the bank profitably through expanding both our physical locations as well as our level of financial products and services.

Finally, on behalf of the employees, officers and directors of Forsyth Bancshares, Inc., I would like to thank you, the 629 shareholders that entrust us to provide you with a safe, sound and secure investment.

Sincerely,

Timothy M. Perry
President & Chief Executive Officer

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of our financial condition and the financial condition of our bank subsidiary, The Citizens Bank of Forsyth County, at December 31, 2001 and 2000 and the results of operations for the years then ended. The purpose of this discussion is to focus on information about our financial condition and results of operations that are not otherwise apparent from our audited consolidated financial statements. Reference should be made to those statements and the selected financial data presented elsewhere in this report for an understanding of the following discussion and analysis.

Forward-Looking Statements

We may from time to time make written or oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and our reports to stockholders. Statements made in this report, other than those concerning historical information, should be considered forward-looking and subject to various risks and uncertainties. Forward-looking statements are made based upon management's belief as well as assumptions made by, and information currently available to, management pursuant to "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Our actual results may differ materially from the results anticipated in forward-looking statements due to a variety of factors, including governmental monetary and fiscal policies, deposit levels, loan demand, loan collateral values, securities portfolio values, interest rate risk management, the effects of competition in the banking business from other commercial banks, thrifts, mortgage banking firms, consumer finance companies, credit unions, securities brokerage firms, insurance companies, money market funds and other financial institutions operating in our market area and elsewhere, including institutions operating through the Internet, changes in governmental regulation relating to the banking industry, including regulations relating to branching and acquisitions, failure of assumptions underlying the establishment of reserves for loan losses, including the value of collateral underlying delinquent loans and other factors. We caution that these factors are not exclusive. We do not undertake to update any forward-looking statement that may be made from time to time by us, or on our behalf.

Overview

Our 2001 results were highlighted by continued loan and deposit growth despite a downturn in the national and state economy exacerbated by the effects of the September 11, 2001 terrorist attacks. Our net income decreased to $318,000, as compared to $549,000 in 2000, primarily due to decline in our net interest margin resulting from the prime rate dropping eleven times in 2001 to 4.75% at December 31, 2001. We opened a new branch in the Midway community of Forsyth County, Georgia in 2000 and completed construction of a permanent facility at this location in 2001. We are in process of building a new main office facility to replace the leased facilities we currently occupy. Land has also been acquired for future branch expansion in neighboring Cherokee County, Georgia. The Forsyth County area remains one of the fastest growing areas in the country. We believe that our physical expansion will allow us to take advantage of this growth.

Financial Condition at December 31, 2001 and 2000

The following is a summary of our balance sheet for the years indicated:

	December 31, 2001	December 31, 2000
	(Dollars in Thousands)	
Cash and due from banks	$ 2,781	$ 2,575
Interest-bearing deposits in banks	186	172
Federal funds sold	7,366	3,550
Securities	16,362	25,747
Loans, net	59,916	47,715
Premises and equipment	3,048	1,575
Other assets	927	1,240
	$ 90,586	$ 82,574
Total deposits	$ 80,785	$ 73,260
Other liabilities	350	485
Stockholders' equity	9,451	8,829
	$ 90,586	$ 82,574

Financial Condition at December 31, 2001 and 2000

As of December 31, 2001, we had total assets of $90.6 million, an increase of 10% over December 31, 2000. Total interest-earning assets were $84.6 million at December 31, 2001 or 93.4% of total assets as compared to 94.2% of total assets at December 31, 2000. Our primary interest-earning assets at December 31, 2001 were loans, which made up 72% of total interest-earning assets as compared to 62% at December 31, 2000. Our loan to deposit ratio was 76% at December 31, 2001 as compared to 66% at December 31, 2000. Deposit growth of $7.5 million and a decrease in our securities portfolio of $9.4 has been used to fund loan growth of $12.3 million, with the remainder being used to fund a $3.8 million increase in federal funds sold.

Our securities portfolio, consisting of U.S. Agency securities, state and municipal securities, corporate securities, mortgage-backed securities and restricted equity securities, amounted to $16.4 million at December 31, 2001. Net unrealized gains on securities amounted to $264,000 at December 31, 2001 as compared to net unrealized losses of $227,000 at December 31, 2000. Management has not specifically identified any securities for sale in future periods, which, if so designated, would require a charge to operations if the market value would not be reasonably expected to recover prior to the time of sale.

We have 74% of our loan portfolio collateralized by real estate located in our primary market area of Forsyth County and surrounding counties. Our real estate mortgage portfolio consists of loans collateralized by one- to four-family residential properties (31%), construction loans to build one- to four-family residential properties (38%), and nonresidential properties consisting primarily of small business commercial properties (31%). We generally require that loans collateralized by real estate not exceed 80% of the collateral value.

The remaining 26% of the loan portfolio consists of commercial, consumer, and other loans. We require collateral commensurate with the repayment ability and creditworthiness of the borrower.

The specific economic and credit risks associated with our loan portfolio, especially the real estate portfolio, include, but are not limited to, a general downturn in the economy which could affect unemployment rates in our market area, general real estate market deterioration, interest rate fluctuations, deteriorated or non-existing collateral, title defects, inaccurate appraisals, financial deterioration of borrowers, fraud, and any violation of banking protection laws. Construction lending can also present other specific risks to the lender such as whether developers can find builders to buy lots for home construction, whether the builders can obtain financing for the construction, whether the builders can sell the home to a buyer, and whether the buyer can obtain permanent financing. Currently, real estate values and employment trends in our market area are stable with no indications of a significant downturn in the local economy.

We attempt to reduce these economic and credit risks not only by adhering to loan to value guidelines, but also by investigating the creditworthiness of the borrower and monitoring the borrower's financial position. Also, we establish and periodically review our lending policies and procedures. State banking regulations limit exposure by prohibiting secured loan relationships that exceed 25% of the Bank's statutory capital and unsecured loan relationships that exceed 15% of the Bank's statutory capital.

Liquidity and Capital Resources

The purpose of liquidity management is to ensure that there are sufficient cash flows to satisfy demands for credit, deposit withdrawals, and our other needs. Traditional sources of liquidity include asset maturities and growth in core deposits. A company may achieve its desired liquidity objectives from the management of assets and liabilities and through funds provided by operations. Funds invested in short-term marketable instruments and the continuous maturing of other earning assets are sources of liquidity from the asset perspective. The liability base provides sources of liquidity through deposit growth, the maturity structure of liabilities, and accessibility to market sources of funds.

Scheduled loan payments are a relatively stable source of funds, but loan payoffs and deposit flows fluctuate significantly, being influenced by interest rates and general economic conditions and competition. We attempt to price deposits to meet asset/liability objectives consistent with local market conditions.

Our liquidity and capital resources are monitored on a periodic basis by management, State and Federal regulatory authorities. As determined under guidelines established by regulatory authorities and internal policy, our liquidity ratio of 33% at December 31, 2001 was considered satisfactory.

At December 31, 2001, we had loan commitments outstanding of $10.5 million. Because these commitments generally have fixed expiration dates and many will expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. If needed, we have the ability on a short-term basis to borrow and purchase federal funds from other financial institutions. At December 31, 2001, we had an arrangement with a commercial bank for short-term advances of $2,000,000, in addition to $8,300,000 which is available to us, subject to available collateral, in the form of Federal Home Loan Bank advances.

At December 31, 2001, our capital ratios were considered adequate based on regulatory minimum capital requirements. Our stockholders' equity increased by $622,000 due to net income in 2001 of $318,000 and to an increase in the fair value of securities available-for-sale, net of tax, in the amount of $304,000. For regulatory purposes, net unrealized gains and losses on securities available-for-sale are excluded in the computation of the capital ratios.

The primary source of funds available to Forsyth Bancshares, Inc. is the payment of dividends by the Bank. Banking regulations limit the amount of the dividends that may be paid without prior approval of the Bank's regulatory agency. Currently, the Bank could pay $184,000 in dividends without regulatory approval.

The minimum capital requirements to be considered well capitalized under prompt corrective action provisions and the actual capital ratios on a consolidated basis and for the Bank as of December 31, 2001 are as follows:

	Actual		
	Consolidated	Bank	Regulatory Requirements
Leverage capital ratio	10.33%	8.58%	5.00%
Risk-based capital ratios:			
Core capital	13.06	10.91	6.00
Total capital	14.13	12.00	10.00

At December 31, 2001, we had approximately $2.4 million of commitments for capital expenditures to complete our main office facility.

These ratios may decline as asset growth continues, but are expected to exceed the regulatory minimum requirements. Anticipated future earnings will assist in keeping these ratios at satisfactory levels.

We believe that our liquidity and capital resources are adequate and will meet our foreseeable short and long-term needs. We anticipate that we will have sufficient funds available to meet current loan commitments and to fund or refinance, on a timely basis, our other material commitments and liabilities.

Management is not aware of any other known trends, events or uncertainties, other than those discussed above, that will have or that are reasonably likely to have a material effect on our liquidity, capital resources or operations. Management is also not aware of any current recommendations by the regulatory authorities that, if they were implemented, would have such an effect.

Effects of Inflation

The impact of inflation on banks differs from its impact on non-financial institutions. Banks, as financial intermediaries, have assets that are primarily monetary in nature and that tend to fluctuate in concert with inflation. A bank can reduce the impact of inflation if it can manage its rate sensitivity gap. This gap represents the difference between rate sensitive assets and rate sensitive liabilities. We, through our asset-liability committee, attempt to structure the assets and liabilities and manage the rate sensitivity gap, thereby seeking to minimize the potential effects of inflation. For information on the management of our interest rate sensitive assets and liabilities, see "Asset/Liability Management".

Results of Operations For The Years Ended December 31, 2001 and 2000

The following is a summary of our operations for the years indicated.

	Years Ended December 31, 2001	2000
	(Dollars in Thousands)	
Interest income	$ 6,471	$ 6,060
Interest expense	3,318	3,073
Net interest income	3,153	2,987
Provision for loan losses	338	135
Other income	563	120
Other expenses	2,913	2,176
Pretax income	465	796
Income taxes	147	247
Net income	$ 318	$ 549

Net Interest Income

Our results of operations are determined by our ability to manage interest income and expense effectively, to minimize loan and investment losses, to generate non-interest income, and to control operating expenses. Because interest rates are determined by market forces and economic conditions beyond our control, our ability to generate net interest income depends on our ability to obtain an adequate net interest spread between the rate we pay on interest-bearing liabilities and the rate we earn on interest-earning assets.

Our net yield on average interest-earning assets was 3.84% in 2001 as compared to 4.18% in 2000. Average loans increased by $11.5 million, which accounted for the most significant change in average interest-earning assets, which increased overall by $10.7 million. Average interest-bearing liabilities increased by $9.4 million with average interest-bearing demand and time deposits accounting for the vast majority of this increase. The rate earned on average interest-earning assets decreased to 7.89% in 2001 from 8.49% in 2000. The rate paid on average interest-bearing liabilities decreased to 4.91% in 2001 from 5.29% in 2000. The decrease in net yield is due primarily to decreases in the rates earned on our interest-earning assets, as the prime rate dropped significantly in 2001. As our interest-bearing liabilities mature and are repriced, we expect to see our net yield increase.

Provision for Loan Losses

The provision for loan losses was $338,000 in 2001 as compared to $135,000 in 2000. The increase in the provision for loan losses is due primarily to the growth of the portfolio, our assessment of the inherent risk in the portfolio, and to increased net charge offs of $173,000. The most significant of the charge offs was concentrated in three borrowers. We do not believe the increase in net charge offs to be an indication of a negative trend in the credit quality of our loan portfolio. As of December 31, 2001, we had nonperforming loans and assets totaling $57,000 as compared to $15,000 at December 31, 2000. Based upon our evaluation of the loan portfolio, we believe the allowance for loan losses to be adequate to absorb losses on existing loans that may become uncollectible. Our evaluation considers significant factors relative to the credit risk and loss exposure in the loan portfolio, including past due and classified loans, historical experience, underlying collateral values, and current economic conditions that may affect the borrower's ability to repay. The allowance for loan losses is evaluated by segmenting the loan portfolio into unclassified and classified loans. An allowance percentage is applied to the unclassified loans to establish a general allowance for loan losses. The allowance percentage determined is based upon our experience specifically and the historical experience of the banking industry generally. The classified loans, including impaired loans, are analyzed individually in order to establish a specific allowance for loan losses. The total of these allowances are compared to the minimum allowance level range in accordance with internal policy, (1.20% to 1.30% of total loans outstanding), with the greater amount being recorded as the allowance for loan losses. The allowance for loan losses as a percentage of total loans at December 31, 2001 and 2000 was 1.25%.

Other Income

Other income consists of service charges on deposit accounts, mortgage loan origination fees, other miscellaneous revenues and fees, and gains and losses on securities transactions. Other income was $563,000 in 2001 as compared to $120,000 in 2000. The increase of $443,000 is due primarily to increased mortgage loan origination fees of $309,000, increased service charges on deposit accounts of $67,000, and an increase in gains on sales of securities of $51,000. We commenced mortgage loan origination activities in the second quarter of 2001.

Other Expenses

Other expense for 2001 consists of salaries and employee benefits ($1.6 million), equipment and occupancy expenses ($482,000), and other operating expenses ($873,000). Salaries and employee benefits increased by $459,000 due to an increase in the number of full time employees to 32 at December 31, 2001 from 26 at December 31, 2000 and other annual salary increases including the employee cost to fund our mortgage loan origination operations. Equipment and occupancy expenses increased by $88,000 due primarily to increased depreciation of $52,000 and increased maintenance costs of $17,000. Other operating expenses increased by $191,000 due to increases in director fees of $58,000, data processing fees of $55,000, increased professional fees of $37,000 and other operating expenses of $41,000. The increases are normal and are a reflection of our overall growth.

Income Tax

We recognized income tax expense of $147,000 in 2001 as compared to $247,000 in 2000. The decrease was due to lower pretax income in 2001. The effective tax rate was 32% for 2001 and 31% for 2000.

Asset/Liability Management

Our objective is to manage assets and liabilities to provide a satisfactory, consistent level of profitability within the framework of established cash, loan, investment, borrowing, and capital policies. Specific officers are charged with the responsibility for monitoring policies and procedures designed to ensure acceptable composition of the asset/liability mix. Management's overall philosophy is to support asset growth primarily through growth of core deposits of all categories made by local individuals, partnerships, and corporations.

Our asset/liability mix is monitored on a regular basis with a report reflecting the interest rate-sensitive assets and interest rate-sensitive liabilities being prepared and presented to the Bank's Executive Committee on a quarterly basis. The objective of this policy is to monitor interest rate-sensitive assets and liabilities so as to minimize the impact of substantial movements in interest rates on earnings. An asset or liability is considered to be interest rate-sensitive if it will reprice or mature within the time period analyzed, usually one year or less. The interest rate-sensitivity gap is the difference between the interest-earning assets and interest-bearing liabilities scheduled to mature or reprice within such time period. A gap is considered positive when the amount of interest rate-sensitive assets exceeds the amount of interest rate-sensitive liabilities. A gap is considered negative when the amount of interest rate-sensitive liabilities exceeds the interest rate-sensitive assets. During a period of rising interest rates, a negative gap would tend to affect net interest income adversely, while a positive gap would tend to result in an increase in net interest income. Conversely, during a period of falling interest rates, a negative gap would tend to result in an increase in net interest income, while a positive gap would tend to affect net interest income adversely. If our assets and liabilities were equally flexible and moved concurrently, the impact of any increase or decrease in interest rates on net interest income would be minimal.

A simple interest rate "gap" analysis by itself may not be an accurate indicator of how net interest income will be affected by changes in interest rates. Accordingly, we also evaluate how the repayment of particular assets and liabilities is impacted by changes in interest rates. Income associated with interest-earning assets and costs associated with interest-bearing liabilities may not be affected uniformly by changes in interest rates. In addition, the magnitude and duration of changes in interest rates may have a significant impact on net interest income. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. Interest rates on certain types of assets and liabilities fluctuate in advance of changes in general market rates, while interest rates on other types may lag behind changes in general market rates. In addition, certain assets, such as adjustable rate mortgage loans, have features (generally referred to as "interest rate caps and floors") that limit changes in interest rates. Prepayment and early withdrawal levels also could deviate significantly from those assumed in calculating the interest rate gap. The ability of many borrowers to service their debts also may decrease during periods of rising interest rates.

Changes in interest rates also affect our liquidity position. We currently price deposits in response to market rates and it is management's intention to continue this policy. If deposits are not priced in response to market rates, a loss of deposits could occur that would negatively affect our liquidity position.

At December 31, 2001, our cumulative one-year interest rate-sensitivity gap ratio was 76%. Our targeted ratio is 80% to 120% in this time horizon. This indicates that our interest-bearing liabilities will reprice during this period at a rate faster than our interest-earning assets. We are currently not within our targeted parameters due primarily to 88% of certificates of deposit repricing within a one-year time frame as opposed to 54% of loans and securities repricing within a one-year time frame. The ratio in the one-year time frame is significantly impacted by the classification of all interest bearing demand deposits as immediately rate sensitive for purposes of this analysis. It is our belief that competitive market rates are being paid for certificates of deposit, and as long as the rates remain competitive, liquidity, while not assured, should not be adversely affected.

The following table sets forth the distribution of the repricing of our interest-earning assets and interest-bearing liabilities as of December 31, 2001, the interest rate-sensitivity gap, the cumulative interest rate-sensitivity gap, the interest rate-sensitivity gap ratio and the cumulative interest rate-sensitivity gap ratio. The table also sets forth the time periods in which interest-earning assets and interest-bearing liabilities will mature or may reprice in accordance with their contractual terms. However, the table does not necessarily indicate the impact of general interest rate movements on the net interest margin as the repricing of various categories of assets and liabilities is subject to competitive pressures and the needs of our customers. In addition, various assets and liabilities indicated as repricing within the same period may in fact, reprice at different times within such period and at different rates.

	Within Three Months	After Three Months but Within One Year	After One Year but Within Five Years	After Five Years	Total
		(Dollars in Thousands)			
Interest-earning assets:					
Interest-bearing deposits in banks	$ 186	$ --	$ --	$ --	$ 186
Federal funds sold	7,366	--	--	--	7,366
Securities	3,062	1,795	6,757	4,748	16,362
Loans	27,174	9,891	23,446	161	60,672
	37,788	11,686	30,203	4,909	84,586
Interest-bearing liabilities:					
Interest-bearing demand deposits	24,185	--	--	--	24,185
Savings	1,052	--	--	--	1,052
Certificates, less than $100,000	7,940	13,084	3,447	--	24,471
Certificates, $100,000 and over	4,960	13,578	1,909	--	20,447
	38,137	26,662	5,356	--	70,155
Interest rate sensitivity gap	$ (349)	$ (14,976)	$ 24,847	$ 4,909	$ 14,431
Cumulative interest rate sensitivity gap	$ (349)	$ (15,325)	$ 9,522	$ 14,431	
Interest rate sensitivity gap ratio	0.99	0.44	5.64	--	
Cumulative interest rate sensitivity gap ratio 0.99	0.76	1.14	1.21		

SELECTED FINANCIAL INFORMATION AND STATISTICAL DATA

The tables and schedules on the following pages set forth certain significant financial information and statistical data with respect to: the distribution of our assets, liabilities and stockholders' equity, the interest rates we experience; our investment portfolio; our loan portfolio, including types of loans, maturities, and sensitivities of loans to changes in interest rates and information on nonperforming loans; summary of the loan loss experience and allowance for loan losses; types of deposits and the return on equity and assets .

DISTRIBUTION OF ASSETS, LIABILITIES, AND STOCKHOLDERS' EQUITY: INTEREST RATES AND INTEREST DIFFERENTIALS

Average Balances

The condensed average balance sheet for the years indicated is presented below. (1)

	Years Ended December 31, 2001	Years Ended December 31, 2000
	(Dollars in Thousands)	
ASSETS		
Cash and due from banks	$ 2,199	$ 1,835
Taxable securities	19,409	20,128
Nontaxable securities	1,645	1,850
Interest-bearing deposits in banks	560	307
Securities valuation account	137	(907)
Federal funds sold	5,544	5,667
Loans (2)	54,901	43,449
Allowance for loan losses	(662)	(538)
Other assets	2,707	2,584
	$ 86,440	$ 74,375
Total interest-earning assets	$ 82,059	$ 71,401
LIABILITIES AND STOCKHOLDERS' EQUITY		
Deposits:		
Noninterest-bearing demand	$ 9,412	$ 7,608
Interest-bearing demand	18,765	14,670
Savings	1,019	831
Time	47,807	42,646
Total deposits	77,003	65,755
Other liabilities	454	434
Total liabilities	77,457	66,189
Stockholders' equity	8,983	8,186
	$ 86,440	$ 74,375
Total interest-bearing liabilities	$ 67,591	$ 58,147

(1) For each category, average balances were determined using the daily average balances during the year.

(2) Nonaccrual loans of $39,000 and $18,000 were included in average loans for 2001 and 2000, respectively.

Interest Income and Interest Expense

The following tables set forth the amount of interest income and interest expense for each category of interest-earning assets and interest-bearing liabilities and the average interest rate for total interest-earning assets and total interest-bearing liabilities, net interest spread and net yield on average interest-earning assets.

	Years Ended December 31, 2001		2000	
	Interest	Average Rate	Interest	Average Rate
	(Dollars in Thousands)			
INTEREST INCOME:				
Interest and fees on loans (1)	$ 5,057	9.21%	$ 4,417	10.17%
Interest on taxable securities	1,114	5.74	1,174	5.83
Interest on nontaxable securities (2)	70	4.27	80	4.30
Interest on deposits in banks	19	3.34	17	5.64
Interest on federal funds sold	211	3.81	372	6.56
Total interest income	6,471	7.89	6,060	8.49
INTEREST EXPENSE:				
Interest on interest-bearing demand deposits	428	2.28	412	2.81
Interest on savings deposits	19	1.89	20	2.45
Interest on time deposits	2,871	6.00	2,641	6.19
Total interest expense	3,318	4.91	3,073	5.29
NET INTEREST INCOME	$ 3,153		$ 2,987	
Net interest spread		2.98%		3.20%
Net yield on average interest-earning assets		3.84%		4.18%

(1) Interest and fees on loans includes $407,000 and $320,000 of loan fee income for the years ended December 31, 2001 and 2000, respectively. There was no interest income recognized on nonaccrual loans during 2001 or 2000.

(2) Average rates on nontaxable securities have not been presented on a tax equivalent basis.

Rate and Volume Analysis

The following table describes the extent to which changes in interest rates and changes in volume of interest-earning assets and interest-bearing liabilities have affected our interest income and expense during the year indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) change in volume (change in volume multiplied by old rate); (2) change in rate (change in rate multiplied by old volume); and (3) a combination of change in rate and change in volume. The changes in interest income and interest expense attributable to both volume and rate have been allocated proportionately on a consistent basis to the change due to volume and the change due to rate.

	Year Ended December 31, 2001 vs. 2000 Changes Due To:		
	Rate	Volume	Net
	(Dollars in Thousands)		
Increase (decrease) in:			
Income from interest-earning assets:			
Interest and fees on loans	$ (444)	$ 1,084	$ 640
Interest on taxable securities	(18)	(42)	(60)
Interest on nontaxable securities	--	(10)	(10)
Interest on deposits in banks	(9)	11	2
Interest on Federal funds sold	(153)	(8)	(161)
Total interest income	(624)	1,035	411
Expense from interest-bearing liabilities:			
Interest on interest-bearing demand deposits	(79)	95	16
Interest on savings deposits	(5)	4	(1)
Interest on time deposits	(82)	312	230
Total interest expense	(166)	411	245
Net interest income	$ (458)	$ 624	$ 166

INVESTMENT PORTFOLIO

Types of Investments

The carrying amounts of securities at the dates indicated are summarized as follows:

	December 31, 2001	December 31, 2000
	(Dollars in Thousands)	
U.S. Government agencies	$ 2,565	$ 13,010
State and municipal securities	1,355	1,801
Corporate securities	5,550	4,319
Mortgage-backed securities	6,692	6,431
	$ 16,162	$ 25,561

Maturities

The amounts of debt securities, including the weighted average yield in each category as of December 31, 2001 are shown in the following table according to contractual maturity classifications (1) one year or less, (2) after one through five years, (3) after five through ten years and (4) after ten years.

	One year or less		After one through five years		After five through ten years	
	Amount	Yield (1)	Amount	Yield (1)	Amount	Yield(1)
U.S. Government agencies	$ 515	5.54%	$ 2,050	5.55%	$ --	--%
State and municipal securities	--	--	438	3.83	467	4.18
Corporate securities	1,280	5.66	3,280	5.59	990	6.72
Mortgage-backed securities	--	--	1,495	4.23	1,109	5.67
	$ 1,795	5.63	$ 7,263	5.19	$ 2,566	5.80

	After ten years		Total	
	Amount	Yield (1)	Amount	Yield (1)
U.S. Government agencies	$ --	-- %	$ 2,565	5.55%
State and municipal	450	4.74	1,355	4.25
Corporate securities	--	--	5,550	5.81
Mortgage-backed securities	4,088	5.80	6,692	5.71
	$ 4,538	5.69	$ 16,162	5.60

(1) The weighted average yields were computed using coupon interest, adding discount accretion or subtracting premium amortization, as appropriate, on a ratable basis over the life of each security.

LOAN PORTFOLIO

Types of Loans

The amounts of loans outstanding at the indicated dates are shown in the following table according to the type of loan.

	December 31, 2001	December 31, 2000
	(Dollars in Thousands)	
Commercial	$ 7,795	$ 7,553
Real estate-construction	16,976	8,229
Real estate-mortgage	27,689	23,569
Consumer installment loans and other	8,212	8,968
	60,672	48,319
Less allowance for loan losses	(756)	(604)
Net loans	$ 59,916	$ 47,715

Maturities and Sensitivities of Loans to Changes in Interest Rates

Total loans as of December 31, 2001 are shown in the following table according to contractual maturity classifications (1) one year or less, (2) after one through five years, and (3) after five years.

	(Dollars in Thousands)
Commercial	
One year or less	$ 3,837
After one through five years	3,925
After five years	33
	7,795
Construction	
One year or less	14,488
After one through five years	2,488
After five years	--
	16,976
Other	
One year or less	15,490
After one through five years	20,287
After five years	124
	35,901
	$ 60,672

The following table summarizes loans at December 31, 2001 with the due dates after one year that have predetermined and floating or adjustable interest rates.

		(Dollars in Thousands)
Predetermined interest rates	$	23,575
Floating or adjustable interest rates		3,282
	$	26,857

Risk Elements

Information with respect to nonaccrual, past due, restructured and other problem loans at December 31, 2001 and 2000 is as follows:

	December 31,			
	2001		2000	
	(Dollars in Thousands)			
Nonaccrual loans	$	57	$	15
Loans contractually past due ninety days or more as to interest or principal payments and still accruing		25		5
Restructured loans		0		0
Potential problem loans		0		0
Interest income that would have been recorded on nonaccrual and restructured loans under original terms		5		2
Interest income that was recorded on nonaccrual and restructured loans		0		0

Potential problems loans are defined as loans about which we have serious doubts as to the ability of the borrower to comply with the present loan repayment terms and which may cause the loan to be placed on nonaccrual status, to become past due more than ninety days, or to be restructured.

Our policy is to discontinue the accrual of interest income when, in the opinion of management, collection of interest becomes doubtful. This status is accorded interest when (1) there is a significant deterioration in the financial condition of the borrower and full repayment of principal and interest is not expected and (2) the principal or interest is more than ninety days past due, unless the loan is both well-secured and in the process of collection.

Loans that are classified for regulatory purposes as loss, doubtful, substandard, or special mention that have not been included in the table above do not represent or result from trends or uncertainties that management reasonably expects will materially impact future operating results, liquidity, or capital resources. These classified loans do not represent material credits about which management is aware of any information that causes management to have serious doubts as to the ability of such borrowers to comply with the loan repayment terms.

SUMMARY OF LOAN LOSS EXPERIENCE

The following table summarizes average loan balances for the year determined using the daily average balances during the year; changes in the allowance for loan losses arising from loans charged off; recoveries on loans previously charged off; additions to the allowance which have been charged to operating expense; and the ratio of net charge-offs during the year to average loans.

	Years Ended December 31, 2001	2000
	(Dollars in Thousands)	
Average amount of loans outstanding	$ 54,901	$ 43,449
Balance of allowance for loan losses at beginning of year	$ 604	$ 482
Loans charged off		
Commercial and financial	169	--
Real estate mortgage	--	--
Installment	21	14
	190	14
Loans recovered		
Commercial and financial	--	--
Real estate mortgage	--	--
Installment	4	1
	4	1
Net charge-offs	186	13
Additions to allowance charged to operating expense during year	338	135
Balance of allowance for loan losses at end of year	$ 756	$ 604
Ratio of net loans charged off during the year to average loans outstanding	0.34%	0.03%

Allowance for Loan Losses

The allowance for loan losses is maintained at a level that is deemed appropriate by management to adequately cover all known and inherent risks in the loan portfolio. Our evaluation of the loan portfolio includes a periodic review of loan loss experience, current economic conditions that may affect the borrower's ability to pay and the underlying collateral value of the loans.

As of December 31, 2001 and 2000, the allocation of our allowance for loan losses does not specifically correspond to the categories of loans listed below. Based on our best estimate, the allocation of the allowance for loan losses to types of loans, as of the indicated dates, is as follows:

	December 31, 2001		December 31, 2000	
	Amount	Percent of loans in each category to total loans	Amount	Percent of loans in each category to total loans
	(Dollars in Thousands)			
Commercial	$ 226	12.85%	$ 181	15.63%
Real estate - construction	114	27.98	91	17.03
Real estate - mortgage	340	45.64	272	48.78
Consumer installment loans and other	76	13.53	60	18.56
	$ 756	100.00%	$ 604	100.00%

DEPOSITS

Average amount of deposits and average rates paid thereon, classified as to noninterest-bearing demand deposits, interest-bearing demand deposits, savings deposits, and time deposits is presented below. (1)

	Years Ended December 31,			
	2001		2000	
	Amount	Percent	Amount	Percent
	(Dollars in Thousands)			
Noninterest-bearing demand deposits	$ 9,412	-- %	$ 7,608	-- %
Interest-bearing demand deposits	18,765	2.28	14,670	2.81
Savings deposits	1,019	1.89	831	2.45
Time deposits	47,807	6.00	42,646	6.19
	$77,003		$65,755	

(1) Average balances were determined using the daily average balances during the year.

The amounts of time certificates of deposit issued in amounts of $100,000 or more as of December 31, 2001 are shown below by category, which is based on time remaining until maturity of (1) three months or less, (2) over three through six months, (3) over six through twelve months, and (4) over twelve months.

	(Dollars in Thousands)
Three months or less	$ 4,960
Over three through six months	5,599
Over six through twelve months	7,979
Over twelve months	1,909
Total	$ 20,447

RETURN ON ASSETS AND STOCKHOLDERS' EQUITY

The following rate of return information for the years indicated is presented below.

	Years Ended December 31, 2001	2000
Return on assets (1)	0.37%	0.74%
Return on equity (2)	3.54	6.71
Dividend payout ratio (3)	-	-
Equity to assets ratio (4)	10.39	11.01

(1) Net income divided by average total assets.
(2) Net income divided by average equity.
(3) Dividends declared per share of common stock divided by net income per share.
(4) Average equity divided by average total assets.

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Forsyth Bancshares, Inc.
Cumming, Georgia

We have audited the accompanying consolidated balance sheets of **Forsyth Bancshares, Inc. and subsidiary** as of December 31, 2001 and 2000, and the related statements of income, comprehensive income, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Forsyth Bancshares, Inc. and subsidiary as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ MAULDIN & JENKINS, LLC

Atlanta, Georgia
January 30, 2002

FORSYTH BANCSHARES, INC.
AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2001 AND 2000

Assets	2001	2000
Cash and due from banks	$ **2,781,252**	$ 2,575,341
Interest-bearing deposits in banks	**185,759**	171,383
Federal funds sold	**7,366,000**	3,550,000
Securities available-for-sale	**15,908,655**	24,704,538
Securities held-to-maturity, at cost (fair value of $259,177 and $857,417)	**253,198**	857,144
Restricted equity securities, at cost	**200,000**	185,700
Loans	**60,672,166**	48,318,792
Less allowance for loan losses	**756,367**	603,723
Loans, net	**59,915,799**	47,715,069
Premises and equipment	**3,047,897**	1,574,678
Other assets	**927,541**	1,240,159
Total assets	**$ 90,586,101**	$ 82,574,012
Liabilities and Stockholders' Equity		
Deposits		
Noninterest-bearing	$ **10,693,553**	$ 8,570,534
Interest-bearing	**70,091,698**	64,689,183
Total deposits	**80,785,251**	73,259,717
Other liabilities	**349,915**	485,692
Total liabilities	**81,135,166**	73,745,409
Commitments and contingencies		
Stockholders' equity		
Common stock, no par value; 10,000,000 shares authorized; 800,000 issued and outstanding	**7,960,341**	7,960,341
Retained earnings	**1,326,773**	1,008,780
Accumulated other comprehensive income (loss)	**163,821**	(140,518)
Total stockholders' equity	**9,450,935**	8,828,603
Total liabilities and stockholders' equity	**$ 90,586,101**	$ 82,574,012

See Notes to Consolidated Financial Statements.

FORSYTH BANCSHARES, INC.
AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
Interest income		
Loans	$ 5,056,771	$ 4,417,053
Taxable securities	1,114,248	1,174,121
Nontaxable securities	70,160	79,525
Deposits in banks	18,723	17,306
Federal funds sold	211,104	371,635
Total interest income	6,471,006	6,059,640
Interest expense on deposits	3,318,057	3,073,092
Net interest income	3,152,949	2,986,548
Provision for loan losses	337,721	135,213
Net interest income after provision for loan losses	2,815,228	2,851,335
Other income		
Service charges on deposit accounts	207,377	139,908
Other operating income	349,753	25,385
Net realized gains (losses) on sales of securities available-for-sale	6,207	(44,684)
Total other income	563,337	120,609
Other expenses		
Salaries and employee benefits	1,559,278	1,099,840
Equipment and occupancy expenses	481,699	393,620
Other operating expenses	872,994	682,203
Total other expenses	2,913,971	2,175,663
Income before income taxes	464,594	796,281
Income tax expense	146,601	247,236
Net income	$ 317,993	$ 549,045
Earnings per share	$ 0.40	$ 0.69

See Notes to Consolidated Financial Statements.

FORSYTH BANCSHARES, INC.
AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
Net income	**$ 317,993**	$ 549,045
Other comprehensive income:		
Unrealized gains on securities available-for-sale:		
Unrealized holding gains arising during period, net of tax of $188,889 and $265,981, respectively	**308,187**	542,980
Reclassification adjustment for (gains) losses realized in net income, net of tax (benefits) of $2,359 and ($15,193), respectively	**(3,848)**	29,491
Other comprehensive income	**304,339**	572,471
Comprehensive income	**$ 622,332**	$ 1,121,516

See Notes to Consolidated Financial Statements.

FORSYTH BANCSHARES, INC.
AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2001 AND 2000

	Common Stock			Accumulated Other	Total
	Shares	At Amount Paid-In	Retained Earnings	Comprehensive Income (Loss)	Stockholders' Equity
Balance, December 31, 1999	800,000	$ 7,960,341	$ 459,735	$ (712,989)	$ 7,707,087
Net income	-	-	549,045	-	549,045
Other comprehensive loss	-	-	-	572,471	572,471
Balance, December 31, 2000	800,000	7,960,341	1,008,780	(140,518)	8,828,603
Net income	-	-	317,993	-	317,993
Other comprehensive income	-	-	-	304,339	304,339
Balance, December 31, 2001	800,000	$ 7,960,341	$ 1,326,773	$ 163,821	$ 9,450,935

See Notes to Consolidated Financial Statements.

FORSYTH BANCSHARES, INC.
AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
OPERATING ACTIVITIES		
Net income	$ **317,993**	$ 549,045
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	**262,542**	201,929
Provision for loan losses	**337,721**	135,213
Deferred income taxes	**(66,121)**	(59,071)
(Gain) loss on sales of securities available-for-sale	**(6,207)**	44,684
(Increase) decrease in interest receivable	**218,132**	(223,435)
Increase (decrease) in interest payable	**(116,142)**	135,626
Net other operating activities	**(45,558)**	(126,314)
Net cash provided by operating activities	**902,360**	657,677
INVESTING ACTIVITIES		
Net increase in interest-bearing deposits in banks	**(14,376)**	(171,383)
Purchases of securities available-for-sale	**(8,382,020)**	(6,834,862)
Proceeds from maturities of securities available-for-sale	**13,781,999**	359,383
Proceeds from sales of securities available-for-sale	**3,892,980**	3,490,061
Proceeds from maturities of securities held-to-maturity	**603,946**	75,435
Purchases of restricted equity securities	**(14,300)**	(185,700)
Net increase in federal funds sold	**(3,816,000)**	(1,490,000)
Net increase in loans	**(12,538,451)**	(9,778,074)
Purchase of premises and equipment	**(1,735,761)**	(725,472)
Net cash used in investing activities	**(8,221,983)**	(15,260,612)
FINANCING ACTIVITIES		
Net increase in deposits	**7,525,534**	15,219,618
Net cash provided by financing activities	**7,525,534**	15,219,618
Net increase in cash and due from banks	**205,911**	616,683
Cash and due from banks at beginning of year	**2,575,341**	1,958,658
Cash and due from banks at end of year	$ **2,781,252**	$ 2,575,341

FORSYTH BANCSHARES, INC.
AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2001 AND 2000

SUPPLEMENTAL DISCLOSURES				
Cash paid for:				
Interest	**$**	**3,434,199**	$	2,937,466
Income taxes	**$**	**268,307**	$	381,000

See Notes to Consolidated Financial Statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Forsyth Bancshares, Inc. (the "Company") is a bank holding company whose business is conducted by its wholly-owned subsidiary, The Citizens Bank of Forsyth County, (the "Bank"). The Bank is a commercial bank located in Cumming, Forsyth County, Georgia. The Bank provides a full range of banking services in its primary market area of Forsyth County and surrounding counties.

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its subsidiary. Significant intercompany transactions and balances are eliminated in consolidation.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the balance sheet date and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the valuation of foreclosed real estate and deferred taxes.

Cash, Due from Banks and Cash Flows

For purposes of reporting cash flows, cash and due from banks includes cash on hand, cash items in process of collection and amounts due from banks. Cash flows from loans, federal funds sold, interest-bearing deposits in banks and deposits are reported net.

The Company maintains amounts due from banks which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Securities

Debt securities that management has the positive intent and ability to hold to maturity are classified as held-to-maturity and recorded at amortized cost. Securities not classified as held-to-maturity are classified as available-for-sale and recorded at fair value with unrealized gains and losses excluded from earnings and reported in other comprehensive income.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Securities (Continued)

Interest and dividends, including amortization of premiums and accretion of discounts, are recognized in interest income. Gains and losses on the sale of securities are determined using the specific identification method. Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses.

Loans

Loans are reported at their outstanding unpaid principal balances less the allowance for loan losses. Interest income is accrued on the unpaid balance.

Nonrefundable loan fees and certain direct loan origination costs are deferred and recognized in income over the life of the loans.

The accrual of interest on loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due, unless the loan is well-secured. Interest income on nonaccrual loans is subsequently recognized only to the extent cash payments are received until the loan is returned to accrual status.

The allowance for loan losses is established through a provision for loan losses charged to expense. Loan losses are charged against the allowance when management believes the collectibility of the principal is unlikely. Subsequent recoveries are credited to the allowance.

The allowance is an amount that management believes will be adequate to absorb estimated losses in the loan portfolio. The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses, and may require the Company to make additions to the allowance based on their judgment about information available to them at the time of their examinations.

A loan is considered impaired when it is probable the Company will be unable to collect all principal and interest payments due in accordance with the contractual terms of the loan agreement. Impaired loans are measured by either the present value

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loans (Continued)

of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent. The amount of impairment, if any, and any subsequent changes are included in the allowance for loan losses.

Premises and Equipment

Land is carried at cost. Premises and equipment are carried at cost less accumulated depreciation. Depreciation is computed principally by the straight-line method over the estimated useful lives of the assets.

Other Real Estate Owned

Other real estate owned represents properties acquired through foreclosure. Other real estate owned is held for sale and is carried at the lower of cost or fair value less estimated costs of disposal. Any write-down to fair value at the time of transfer to other real estate owned is charged to the allowance for loan losses. Revenue and expenses from operations and changes in the valuation allowance are included in net expenses from foreclosed assets. The Company had no other real estate owned at December 31, 2001 or 2000.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Income Taxes

Deferred income tax assets and liabilities are determined using the balance sheet method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock Compensation Plans

Statement of Financial Accounting Standards ("SFAS") No. 123, *Accounting for Stock-Based Compensation*, encourages all entities to adopt a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. However, it also allows an entity to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*, whereby compensation cost is the excess, if any, of the quoted market price of the stock at the grant date (or other measurement date) over the amount an employee must pay to acquire the stock. Stock options to be issued under the Company's stock option plan will have no intrinsic value at the grant date, and under Opinion No. 25 no compensation cost will be recognized for them. The Company has elected to measure compensation cost in accordance with the accounting methodology in Opinion No. 25.

Earnings Per Share

Basic earnings per share are computed by dividing net income by the weighted-average number of shares of common stock outstanding. Diluted earnings per share would be computed by dividing net income by the sum of the weighted-average number of shares of common stock outstanding and potential common shares. There were no potential common shares outstanding at December 31, 2001 or 2000. The weighted average number of shares outstanding for the years ended December 31, 2001 and 2000 was 800,000.

Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

NOTE 2. SECURITIES

The amortized cost and fair value of securities are summarized as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities Available-for-Sale				
December 31, 2001:				
U. S. Government and agency securities	$ 2,505,076	$ 59,869	$ -	$ 2,564,945
State and municipal securities	1,359,710	3,049	(7,392)	1,355,367
Corporate securities	5,392,336	157,198	-	5,549,534
Mortgage-backed securities	6,387,306	57,300	(5,797)	6,438,809
	$ 15,644,428	$ 277,416	$ (13,189)	$ 15,908,655
December 31, 2000:				
U. S. Government and agency securities	$ 12,557,851	$ 10,285	$ (57,741)	$ 12,510,395
State and municipal securities	1,849,300	-	(47,819)	1,801,481
Corporate securities	4,362,091	-	(43,415)	4,318,676
Mortgage-backed securities	6,161,938	-	(87,952)	6,073,986
	$ 24,931,180	$ 10,285	$ (236,927)	$ 24,704,538

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities Held-to-Maturity				
December 31, 2001:				
Mortgage-backed securities	$ 253,198	$ 5,979	$ -	$ 259,177
Securities Held-to-Maturity				
December 31, 2000:				
U. S. Government and agency securities	$ 499,988	$ 162	$ -	$ 500,150
Mortgage-backed securities	357,156	111	-	357,267
	$ 857,144	$ 273	$ -	$ 857,417

There were no securities pledged at December 31, 2001 to secure public deposits and for other purposes required or permitted by law. Securities with a carrying value of $3,174,000 were pledged at December 31, 2000.

The amortized cost and fair value of debt securities as of December 31, 2001 by contractual maturity are shown below. Maturities may differ from contractual maturities of mortgage-backed securities because the mortgages underlying the securities may be called or repaid without penalty. Therefore, these securities are not included in the maturity categories in the following summary.

NOTE 2. SECURITIES (Continued)

	Securities Available-for-Sale		Securities Held-to-Maturity	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due within one year	$ 1,760,605	$ 1,794,620	$ -	$ -
Due from one to five years	5,114,604	5,261,911	-	-
Due from five to ten years	1,932,995	1,963,282	-	-
Due after ten years	448,918	450,033	-	-
Mortgage-backed securities	6,387,306	6,438,809	253,198	259,177
	$ 15,644,428	$ 15,908,655	$ 253,198	$ 259,177

Gross gains and losses on sales of securities available-for-sale consist of the following:

	Years Ended December 31,	
	2001	2000
Gross gains	$ 28,796	$ -
Gross losses	(22,589)	(44,684)
Net realized gains (losses)	$ 6,207	$ (44,684)

NOTE 3. LOANS

The composition of loans is summarized as follows:

	December 31,	
	2001	2000
Commercial, financial, and agricultural	$ 7,795,000	$ 7,553,000
Real estate – construction	16,976,000	8,229,000
Real estate – mortgage	27,689,000	23,569,000
Consumer installment and other	8,212,166	8,967,792
	60,672,166	48,318,792
Allowance for loan losses	(756,367)	(603,723)
Loans, net	$ 59,915,799	$ 47,715,069

Changes in the allowance for loan losses are as follows:

	Years Ended December 31,	
	2001	2000
Balance, beginning of year	$ 603,723	$ 481,930
Provision for loan losses	337,721	135,213
Loans charged off	(189,586)	(14,017)
Recoveries of loans previously charged off	4,509	597
Balance, end of year	$ 756,367	$ 603,723

NOTE 3. LOANS (Continued)

The total recorded investment in impaired loans was $56,614 and $15,077 at December 31, 2001 and 2000, respectively. There were no impaired loans that had related allowances determined in accordance with SFAS No. 114, *Accounting by Creditors for Impairment of a Loan*, at December 31, 2001 and 2000. The average recorded investment in impaired loans for 2001 and 2000 was $39,308 and $18,121. Interest income recognized for cash payments received on impaired loans was not material for the years ended December 31, 2001 and 2000.

In the ordinary course of business, the Company has granted loans to certain related parties, including directors, executive officers, and their affiliates. The interest rates on these loans were substantially the same as rates prevailing at the time of the transaction and repayment terms are customary for the type of loan. Changes in related party loans for the year ended December 31, 2001 are as follows:

Balance, beginning of year	$ 4,767,035
Advances	4,952,860
Repayments	(5,125,081)
Balance, end of year	$ 4,594,814

NOTE 4. PREMISES AND EQUIPMENT

Premises and equipment are summarized as follows:

	December 31,	
	2001	**2000**
Land	**$ 1,781,652**	$ 845,359
Buildings	**837,272**	295,451
Equipment	**910,045**	646,148
Leasehold improvements	**140,132**	131,302
Construction in progress, estimated cost to complete $2,400,000	**61,149**	76,229
	3,730,250	1,994,489
Accumulated depreciation	**(682,353)**	(419,811)
	$ 3,047,897	$ 1,574,678

The Company leases its main office and operations center facilities under noncancelable operating lease agreements. The leases require the payment of normal maintenance, utilities and insurance on the property. The Company also leases various other equipment.

NOTE 4. PREMISES AND EQUIPMENT (Continued)

The total minimum rental commitment at December 31, 2001 is due as follows:

During the years ending December 31:		
2002	$	87,222
2003		75,972
2004		75,972
2005		75,972
	$	315,138

The total rental expense for the years ended December 31, 2001 and 2000 was $90,472 and $78,097, respectively.

NOTE 5. DEPOSITS

The aggregate amount of time deposits in denominations of $100,000 or more at December 31, 2001 and 2000 was $20,447,020 and $22,721,244, respectively. The scheduled maturities of time deposits at December 31, 2001 are as follows:

2002	$	39,559,860
2003		2,484,840
2004		909,108
2005		1,898,705
2006		63,539
	$	44,916,052

NOTE 6. EMPLOYEE AND DIRECTOR BENEFIT PLANS

In 2000, the Company adopted an incentive plan that provides for the issuance of stock options to key employees. The Company has reserved 80,000 shares of common stock for this purpose. No options have been granted as of December 31, 2001. The Company has a 401-K profit sharing plan available to all eligible employees, subject to certain minimum age and service requirements. Contributions charged to expense were $9,368 for the year ended December 31, 2001. There were no contributions charged to expense in 2000.

In 2001, the Company approved the issuance of 162,250 stock options to certain directors of the Company. None of the options have been granted as of December 31, 2001 pending the completion of an independent appraisal of the fair value of the Company's stock.

NOTE 7. INCOME TAXES

Income tax expense consists of the following:

	Years Ended December 31,	
	2001	2000
Current	$ 212,722	$ 306,307
Deferred	(66,121)	(59,071)
Income tax expense	$ 146,601	$ 247,236

The Company's income tax expense differs from the amounts computed by applying the federal income tax statutory rates to income before income taxes. A reconciliation of the differences is as follows:

	Years Ended December 31,			
	2001		2000	
	Amount	Percent	Amount	Percent
Income taxes at statutory rate	$ 157,962	34 %	$ 270,736	34 %
Nontaxable interest	(23,838)	(5)	(21,735)	(3)
Other items, net	12,477	3	(1,765)	-
Income tax expense	$ 146,601	32 %	$ 247,236	31 %

The components of deferred income taxes are as follows:

	December 31,	
	2001	2000
Deferred tax assets:		
Loan loss reserves	$ 234,557	$ 177,674
Depreciation	52,425	30,592
Preopening and organization costs	859	20,197
Securities available-for-sale	-	86,124
Other	8,019	1,276
	295,860	315,863
Deferred tax liabilities, securities available-for-sale	100,406	-
Net deferred tax assets	$ 195,454	$ 315,863

NOTE 8. COMMITMENTS AND CONTINGENCIES

The Company is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Such commitments involve, to varying degrees, elements of credit risk and interest rate risk in excess of the amount recognized in the balance sheets.

NOTE 8. COMMITMENTS AND CONTINGENCIES (Continued)

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. A summary of the Company's commitments is as follows:

	December 31,	
	2001	2000
Commitments to extend credit	**$ 10,534,000**	$ 9,667,000
Standby letters of credit	**189,000**	156,000
	$ 10,723,000	$ 9,823,000

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the customer.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those letters of credit are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. Collateral is required in instances which the Company deems necessary.

In the normal course of business, the Company is involved in various legal proceedings. In the opinion of management, any liability resulting from such proceedings would not have a material effect on the Company's financial statements.

NOTE 9. CONCENTRATIONS OF CREDIT

The Company originates primarily commercial, residential, and consumer loans to customers in Forsyth County and surrounding counties. The ability of the majority of the Company's customers to honor their contractual loan obligations is dependent on the economy in these areas.

Seventy-four percent of the Company's loan portfolio is concentrated in loans secured by real estate, of which a substantial portion is secured by real estate in the Company's

NOTE 9. CONCENTRATIONS OF CREDIT (Continued)

primary market area. Accordingly, the ultimate collectibility of the loan portfolio is susceptible to changes in market conditions in the Company's primary market area. The other significant concentrations of credit by type of loan are set forth in Note 3.

The Company, as a matter of policy, does not generally extend credit to any single borrower or group of related borrowers in excess of 25% of statutory capital, or approximately $1,625,000.

NOTE 10. REGULATORY MATTERS

The Bank is subject to certain restrictions on the amount of dividends that may be declared without prior regulatory approval. At December 31, 2001, approximately $184,000 of retained earnings were available for dividend declaration without regulatory approval.

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and Bank must meet specific capital guidelines that involve quantitative measures of the assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios of Total and Tier I capital to risk-weighted assets and of Tier I capital to average assets. Management believes, as of December 31, 2001 and 2000, the Company and the Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2001, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum Total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the Bank's category.

NOTE 10. REGULATORY MATTERS (Continued)

The Company and Bank's actual capital amounts and ratios are presented in the following table:

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in Thousands)					
December 31, 2001:						
Total Capital to Risk Weighted Assets:						
Consolidated	$ 10,044	14.13%	$ 5,688	8%	$ N/A	N/A
Bank	$ 8,334	12.00%	$ 5,556	8%	$ 6,946	10%
Tier I Capital to Risk Weighted Assets:						
Consolidated	$ 9,287	13.06%	$ 2,844	4%	$ N/A	N/A
Bank	$ 7,577	10.91%	$ 2,778	4%	$ 4,167	6%
Tier I Capital to Average Assets:						
Consolidated	$ 9,287	10.33%	$ 3,598	4%	$ N/A	N/A
Bank	$ 7,577	8.58%	$ 3,532	4%	$ 4,415	5%

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in Thousands)					
December 31, 2000:						
Total Capital to Risk Weighted Assets:						
Consolidated	$ 8,868	18.63%	$ 3,809	8%	$ N/A	N/A
Bank	$ 8,802	18.49%	$ 3,808	8%	$ 4,760	10%
Tier I Capital to Risk Weighted Assets:						
Consolidated	$ 8,347	17.53%	$ 1,905	4%	$ N/A	N/A
Bank	$ 8,281	17.40%	$ 1,904	4%	$ 2,856	6%
Tier I Capital to Average Assets:						
Consolidated	$ 8,347	11.71%	$ 2,853	4%	$ N/A	N/A
Bank	$ 8,281	11.62%	$ 2,852	4%	$ 3,565	5%

NOTE 11. FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. SFAS No. 107, *Disclosures about Fair Values of Financial Instruments,* excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company.

Cash, Due From Banks, Interest-bearing Deposits in Banks and Federal Funds Sold:

The carrying amounts of cash, due from banks, interest-bearing deposits in banks and federal funds sold approximate fair values.

Securities:

Fair values for securities are based on available quoted market prices. The carrying values of equity securities with no readily determinable fair value approximates fair value.

Loans:

For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. For other loans, the fair values are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers with similar credit quality. Fair values for impaired loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

NOTE 11. FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

Deposits:

The carrying amounts of demand deposits, savings deposits, and variable-rate certificates of deposit approximate their fair values. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Accrued Interest:

The carrying amounts of accrued interest approximate their fair values.

Off-Balance Sheet Instruments:

Fair values of the Company's off-balance sheet financial instruments are based on fees currently charged to enter into similar agreements. Since the majority of the Company's off-balance sheet instruments consist of nonfee-producing, variable-rate commitments, the Company has determined they do not have a distinguishable fair value.

The carrying amount and estimated fair values of the Company's financial instruments are as follows:

	December 31, 2001		December 31, 2000	
	Carrying Amount	**Fair Value**	**Carrying Amount**	**Fair Value**
Financial assets:				
Cash, due from banks, interest-bearing deposits in banks, and federal funds sold	**$ 10,333,011**	**$ 10,333,011**	$ 6,296,724	$ 6,296,724
Securities available-for-sale	**15,908,655**	**15,908,655**	24,704,538	24,704,538
Securities held-to-maturity	**253,198**	**259,177**	857,144	857,417
Restricted equity securities	**200,000**	**200,000**	185,700	185,700
Loans	**59,915,799**	**61,363,985**	47,715,069	47,667,813
Accrued interest receivable	**644,938**	**644,938**	883,070	883,070
Financial liabilities:				
Deposits	**$ 80,785,251**	**$ 82,265,955**	$ 73,259,717	$ 73,493,907
Accrued interest payable	**248,897**	**248,897**	365,039	365,039

NOTE 12. SUPPLEMENTAL FINANCIAL DATA

Components of other operating income and expenses in excess of 1% of revenue are as follows:

	Years Ended December 31, 2001	2000
Other operating income:		
Mortgage origination fees	$ **308,889**	$ -
Other operating expenses:		
Director fees	**105,100**	46,700
Professional fees	**173,426**	136,659
Data processing	**229,800**	174,879

NOTE 13. PARENT COMPANY FINANCIAL INFORMATION

The following information presents the condensed balance sheets, statements of income, and cash flows of Forsyth Bancshares, Inc. as of and for the years ended December 31, 2001 and 2000:

CONDENSED BALANCE SHEETS

	2001	2000
Assets		
Cash	$ **62,426**	$ 296,310
Investment in subsidiary	**7,740,901**	7,292,360
Premises and equipment	**1,606,547**	1,199,963
Other assets	**41,061**	39,970
Total assets	$ **9,450,935**	$ 8,828,603
Stockholders' equity	$ **9,450,935**	$ 8,828,603

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12. SUPPLEMENTAL FINANCIAL DATA

Components of other operating income and expenses in excess of 1% of revenue are as follows:

	Years Ended December 31,	
	2001	2000
Other operating income:		
Mortgage origination fees	$ **308,889**	$ -
Other operating expenses:		
Director fees	**105,100**	46,700
Professional fees	**173,426**	136,659
Data processing	**229,800**	174,879

NOTE 13. PARENT COMPANY FINANCIAL INFORMATION

The following information presents the condensed balance sheets, statements of income, and cash flows of Forsyth Bancshares, Inc. as of and for the years ended December 31, 2001 and 2000:

CONDENSED BALANCE SHEETS

	2001	2000
Assets		
Cash	$ **62,426**	$ 296,310
Investment in subsidiary	**7,740,901**	7,292,360
Premises and equipment	**1,606,547**	1,199,963
Other assets	**41,061**	39,970
Total assets	$ **9,450,935**	$ 8,828,603
Stockholders' equity	$ **9,450,935**	$ 8,828,603

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13. PARENT COMPANY FINANCIAL INFORMATION (Continued)

CONDENSED STATEMENTS OF INCOME

	2001	2000
Income:		
Interest income	$ 4,591	$ 11,132
Dividends from subsidiary	225,000	250,000
Rental income from subsidiary	15,750	30,000
	245,341	291,132
Expenses:		
Depreciation	25,943	17,076
Other expenses	76,644	72,159
	102,587	89,235
Income before income tax benefits and equity in undistributed income of subsidiary	142,754	201,897
Income tax benefits	(31,036)	(20,312)
Income before equity in undistributed income of subsidiary	173,790	222,209
Equity in undistributed income of subsidiary	144,203	326,836
Net income	$ 317,993	$ 549,045

NOTE 13. PARENT COMPANY FINANCIAL INFORMATION (Continued)

CONDENSED STATEMENTS OF CASH FLOWS

	2001	2000
OPERATING ACTIVITIES		
Net income	$ 317,993	$ 549,045
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	25,943	17,076
Undistributed income of subsidiary	(144,203)	(326,836)
Other operating activities	(1,091)	10,188
Net cash provided by operating activities	198,642	249,473
INVESTING ACTIVITIES		
Purchase of premises and equipment	(432,526)	(447,238)
Net cash used in investing activities	(432,526)	(447,238)
Net decrease in cash	(233,884)	(197,765)
Cash at beginning of year	296,310	494,075
Cash at end of year	$ 62,426	$ 296,310

SHAREHOLDER INFORMATION

Market for the Company's Common Stock and Related Shareholder Matters

There is currently no market for the Company's shares of Common Stock, and it is not likely that an active trading market will develop for the shares in the future. There are no present plans for the Company's Common Stock to be traded on any stock exchange or over-the-counter market. As of December 31, 2001, there were approximately 629 holders of record of the Company's Common Stock and 800,000 shares of Common Stock issued and outstanding.

No cash dividends have been paid to date on the Company's Common Stock, and it is anticipated that earnings will be retained for the foreseeable future to support the Company's rapid growth and expansion. The Company currently has no source of income other than dividends and other payments received from the Bank. The amount of dividends that may be paid by the Bank to the Company depends on the Bank's earnings and capital position and is limited by federal and state law, regulation and policies.

For 10-KSB

Copies of the Company's 2001 Annual Report on Form 10-KSB, as filed with the Securities and Exchange Commission, are available upon request without charge by calling or writing the Company as follows: Deborah F. McLeod, Forsyth Bancshares, Inc., 501 Tri-County Plaza, Cumming, Georgia 30040, (770) 886-9500.

Additional Information

The Company's wholly-owned banking subsidiary, The Citizens Bank of Forsyth County, is a member of the FDIC and is a Equal Housing Lender. The Company and its banking subsidiary are Equal Opportunity Employers.

FORSYTH BANCSHARES, INC.

Executive Officers

Timothy M. Perry
President and Chief Executive Officer

Deborah F. McLeod
Chief Financial Officer,
Senior Vice President,
Secretary and Treasurer

Board of Directors

James J. Myers *(Chairman)*
Owner
James J. Myers, CPA, P.C.

Timothy M. Perry
President and Chief Executive Officer
The Citizens Bank of Forsyth County

Jeffrey S. Bagley *(Vice Chairman)*
Judge
Superior Court of Forsyth County

Catherine M. Amos
President
Amos Properties, Inc.

Danny M. Bennett
President
GeoCorp Development Co., Inc.

Michael P. Bennett
Chief Financial Officer
5 Bennett Farms, Inc.

Bryan L. Bettis
Vice President
Midway Building Supply, Inc.

Talmadge W. Bolton
Chief Executive Officer
Bolton's Truck Parts, Inc.

Thomas L. Bower III
Partner
B&B Associates

Charles R. Castleberry
Manager
Progressive Lighting, Inc.

Charles D. Ingram
Co-Owner
I&S Investments, Inc.

Herbert A. Lang, Jr.
Owner
Lang Signs, Inc.

John P. McGruder
Co-Owner
Crestview Animal Hospital

Danny L. Reid
Co-Owner
Reid & Reid Grading and Pipeline, Inc.

Charles R. Smith
Judge
Municipal Court of Cumming, Georgia

Wyatt L. Willingham
Vice President and General Manager
North Georgia Fast Foods, Inc.

Jerry M. Wood
General Manager
Jerry Wood Hardware Co.

FORSYTH BANCSHARES, INC.

CORPORATE INFORMATION

Corporate Offices and Mailing Address
Forsyth Bancshares, Inc.
501 Tri-County Plaza
Cumming, Georgia 30040
(770) 886-9500

For Financial Information, Contact
Deborah F. McLeod
Senior Vice President, Chief Financial Officer,
Secretary, and Treasurer
(770) 886-9500

Transfer Agent and Registrar
Forsyth Bancshares, Inc.
501 Tri-County Plaza
Cumming, Georgia 30040

Independent Accountants
Mauldin & Jenkins, LLC
P.O. Box 724888
Atlanta, Georgia 31139-1888

ANNUAL MEETING
Tuesday, May 21, 2002 at 10:00 a.m.
Cumming-Forsyth County Chamber of Commerce Event Facility
212 Kelly Mill Road
Cumming, Georgia 30040

FORSYTH BANCSHARES, INC.
P.O. Box 2820
Cumming, Georgia 30028